Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2009	2008

Earnings

Income (loss) from Operations before Noncontrolling Interest and Income Taxes	$39	$(19)
Fixed Charges	202	195

Total Earnings	$241	$176

Fixed Charges
Interest Expense	$195	$189
Amortization of Debt Costs	5	4
Interest Element of Rentals	2	2

Total Fixed Charges	$202	$195

Ratio of Earnings to Fixed Charges (1)	1.19	-

(1) Earnings for the three months ended March 31, 2008 were insufficient to cover fixed charges by $19 million. As a result of such deficiencies, the ratios are not presented above.